Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Incredible Tiny Homes, Inc.
850 Industrial Rd
Newport, TN 37821
https://www.incredibletinyhomes.com/

Up to $4,438,374.22 in Common Stock at $5.18
Minimum Target Amount: $7,495.46

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Incredible Tiny Homes, Inc.
Address: 850 Industrial Rd, Newport, TN 37821
State of Incorporation: DE
Date Incorporated: September 13, 2023

Terms:

Equity

Offering Minimum: $7,495.46 | 1,447 shares of Common Stock
Offering Maximum: $4,438,374.22 | 856,829 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.18
Minimum Investment Amount (per investor): $497.28

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo/Time Investor Perk

Early Bronze: Invest $497+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver: Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Platinum: Invest $2,500+ within the first two weeks and receive 6% bonus shares

Early Gold: Invest $5,000+ within the first two weeks and receive 7% bonus shares with a shoutout on our YouTube channel

Early Diamond: Invest $10,000+ within the first two weeks and receive 8% bonus shares with a shoutout on our YouTube channel. We will include eight to ten shoutouts per video.

Volume-Based Perks

Tier 1 — Invest $5,000+ and receive 3% bonus shares

Tier 2 — Invest $10,000+ and receive 5% bonus shares

Tier 3 — Invest $25,000+ and receive 6% bonus shares + a shoutout on one of our YouTube videos

Tier 4 — Invest $50,000+ and 10% bonus shares + a shoutout on one of our YouTube videos

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% Venture Club Bonus

Incredible Tiny Homes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.18 / share, you will receive 110 shares of Common Stock meaning you'll own 110 shares for $518. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Incredible Tiny Homes, Inc. ("Incredible Tiny" or the "Company") specializes in the design and construction of custom-made tiny homes. It offers a variety of tiny home models, ranging from $18k to $165k. Its services include complete customization options, ensuring that each tiny home is tailored to the customer's specific needs and preferences. They also provide financing options, as well as resources for individuals interested in the tiny home lifestyle.

Business Model

Our business model has several facets. We build and sell a complete home for as low as $18K. We offer our customers the option to "decorate it yourself (D.I.Y)" or we can also provide a turn-key home that is completely done.

We also generate revenue from using an assembly line type of manufacturing process our using off-site subcontractors that have been highly trained and monitored to build our beautiful custom homes. We call this type of building "partnerships." The partnership stimulates quality and timely builds. The other benefit of the partnerships is that the labor force is self-motivated and very available.

Corporate Structure

Incredible Tiny Homes, Inc. was initially organized as Incredible Tiny Homes, Inc., a Michigan C-Corp., on March 16, 2016, and converted to a Delaware corporation on September 13, 2023.

ITH IP, LLC is a Tennessee limited liability company and a related entity to the raising entity, Incredible Tiny Homes, Inc. Randy Jones is the CEO, principal accounting officer, and sole board member of Incredible Tiny Homes, Inc. He is also the only manager at ITH IP, LLC.

Incredible Properties, LLC is wholly owned by Randy Jones. This entity develops raw land.

Incredible Hauling, LLC is wholly owned by Randy Jones. This entity serves as a hauling company.

Intellectual Property

ITH IP, LLC holds all intellectual property of Incredible Tiny Homes, Inc.. This transfer of intellectual property was effective September 13, 2023.

Competitors and Industry

Competitors

Tiny homes are typically small, compact dwellings that prioritize efficient use of space. They come in various designs, from traditional styles to modern, eco-friendly models. The industry includes manufacturers, builders, and designers offering a range of options, from DIY kits to fully built and customized tiny houses on wheels or on a foundation. These are some of the top players:

Tumbleweed Tiny House Company: Tumbleweed is one of the pioneers in the tiny house movement, offering both ready-made tiny houses and plans for DIY enthusiasts.

Escape Homes: Escape specializes in building small, eco-friendly homes on wheels. They are known for their modern designs and commitment to sustainability.

Tiny Heirloom: This company focuses on luxury custom tiny homes, providing personalized designs with high-end finishes and features.

Minim Homes: Minim Homes is recognized for its innovative designs and efficient use of space. They often incorporate smart home technology and energy-efficient features.

New Frontier Tiny Homes: New Frontier is known for its high-end, custom tiny houses that often include unique design elements and luxurious finishes.

Wheelhaus: Wheelhaus designs and builds tiny homes with a modern aesthetic, emphasizing quality craftsmanship and eco-friendly materials.

Liberation Tiny Homes: Liberation Tiny Homes offers a range of tiny houses, from compact and budget-friendly models to larger, more luxurious designs.

Brevard Tiny House Company: This company focuses on tiny houses with a rustic aesthetic, often incorporating reclaimed materials into their designs.

We believe that Incredible Tiny Homes is set apart by our endless energy and passion to build a gorgeous home at a "below" market value price. We also believe our transparency is a key distinguishing factor. Our YouTube presence displays a type of honesty that is not commonly seen in the industry.

Industry

The tiny home industry has been growing steadily in recent years, driven by factors such as the desire for a simpler, more minimalist lifestyle, increasing housing costs, and a focus on environmental sustainability. According to a report by Data Bridge Market Research, the global tiny homes market is projected to reach a value of 7.39 billion by 2031, growing at a CAGR of 3.5% during the forecast period.*

*This information is forward-looking and is for informational purposes only. The projected value and growth rate are not guarantees of future market performance and should not be construed as a prediction or assurance of actual outcomes.

Current Stage and Roadmap

Current Stage

The Company's products are currently on the market and generating sales. We have a strong presence on YouTube, boasting 204,000 subscribers. And a Facebook following of 13.5k, with a strong following on other on-line sources. Our 2023 revenue crossed over $16 million.* There are several home models currently available to customers, ranging from roughly $18,000 to $165,000.

*The 2023 revenue figure reflects historical performance and is not indicative of future results. Past performance does not guarantee future success.

Future Roadmap

The need for affordable housing is growing. We have developed plans and procedures to grow with this increasing demand. We are focusing on keeping our mission to always offer affordable housing and believing in the statement that "Everyone Needs A Home." Over the next few years, we plan on staying in front of this increased demand for affordable housing. With our commitment to honesty and transparency, we believe our customers feel like part of the Incredible Tiny Homes family.

The Team

Officers and Directors

Name: Randy Jones

Randy Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer, Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: Randy's role is to bring to life the history, growth, and potential of this company and to explain how the company has conquered the "impossible" three of speed, cost, and quality. Randy receives compensation and owns 99% of the equity in the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants on one type of service, affordable housing. Our revenues are therefore dependent upon the market for housing.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Randy Jones	20,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,829 of Common Stock.

Common Stock

The amount of security authorized is 22,000,000 with a total of 20,116,476 outstanding.

Voting Rights

Voting rights: 1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: Initial founder stock grant.
  Date: September 13, 2023
  Offering exemption relied upon: Section 3(a)(9)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $561,624.66
  Number of Securities Sold: 113,314
  Use of proceeds: R&D, Marketing, Company Employment, Working Capital, Growth/Expansion
  Date: August 13, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,143
  Use of proceeds: Not applicable
  Date: June 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $10.9M compared to $16.4M in fiscal year 2023. This increase was largely due to promotional sales our CEO ran to boost revenue.

Cost of sales

Cost of Sales for fiscal year 2022 was $10.0M compared to $9.5M in fiscal year 2023. The cost of materials used for different models was less for certain models built in 2023.

Gross margins

Gross margins for fiscal year 2022 were 8% compared to 42% in fiscal year 2023. In 2023, we sold a lot of amenities that have a much higher profit built in, along with a more simple design leading to less cost.

Expenses

Expenses for fiscal year 2022 were $2.1M compared to $5.4M in fiscal year 2023. Expenses increased in 2023 compared to

2022 were caused by higher production. Some of the challenges facing tiny home development is deciding rent value, the amenities available to the tenants, and the relationship between the developers and us.

Historical results and cash flows:

The Company is currently in the full production stage and 10 plus years of revenue generation. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of the growing need for affordable housing. Past cash was primarily generated through sales. Our goal is to work side by side with developers to provide lots for Tiny Homes to help increase sales. Some of the challenges facing tiny home development are deciding rent value, the amenities available to the tenants, and the relationship between the developers and the Company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of October 31, 2024, the Company has capital resources available in the form of a line of credit for $350,000 with Lowes that was originally opened in June 2023 and a line of credit with Knoxville TVAECU for $100,000 that was originally opened in February 2023. The company also has cash on hand in the amount of $334k.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. To provide funds for growth, marketing, engineering, Tennessee modular certification program and expansion of our subcontractor program for our models. These funds are required to support Vendor orders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely due to current sales. This is based on a current monthly burn rate of $630,300 for expenses related to payroll, inventory, R&D, and Sales/Marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on an anticipated monthly burn rate of $630,300 for expenses related to payroll, inventory, R&D, and Sales/Marketing. The Company is not expecting a change to its current monthly burn rate whether it raises the minimum or maximum offering amount.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including working with local townships to provide locations for rental lots for Tiny Homes to be set up as residents, Offering amenities at a discount price to boost sales, including solar packages. Daily videos on social platforms such as YouTube, Instagram, TikTok, and Facebook.

Indebtedness

- Creditor: Randy Jones
  Amount Owed: $98,023.00
  Interest Rate: 0.0%

- Creditor: Incredible Properties LLC (100% owned by Randy Jones)
  Amount Owed: $5,385,036.00

Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Randy Jones
Relationship to Company: Chief Executive Officer, Principal Accounting Officer, Board Member, Principal Securities Shareholder
Nature / amount of interest in the transaction: Randy is the Chief Executive Officer, Principal Accounting Officer, Board Member. He also owns 100% of the company's equity at this time.
Material Terms: On December 31, 2022, the Company initiated a promissory note agreement with Randolph Jones, the founder of the Company, amounting to $66,500. Subsequently, in 2023, an additional $31,524 was disbursed to Randolph Jones. Notably, the note is non-interest bearing, and the entire amount is payable upon the Company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023 and December 31, 2022, the outstanding balance of the note receivable is $98,023 and $66,500, respectively.

- Name of Person: Randy Jones
Relationship to Company: Chief Executive Officer, Principal Accounting Officer, Board Member, Principal Securities Shareholder
Nature / amount of interest in the transaction: Randy is the Chief Executive Officer, Principal Accounting Officer, Board Member. He also owns 100% of the company's equity at this time.
Material Terms: On December 31, 2022, the Company initiated a promissory note agreement with Incredible Properties LLC, the company owned by Randolph Jones (the founder of Incredible Tiny Homes Inc.), amounting to $3,360,495. Subsequently, in 2023, an additional $2,024,541 was disbursed to Incredible Properties LLC. Notably, the note bears an interest rate at applicable federal rate, and the entire amount is payable upon the company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note receivable is $5,385,036 and 3,360,495, respectively.

Valuation

Pre-Money Valuation: $104,203,345.68

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has no preferred stock authorized or outstanding; (ii) there are zero outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $7,495.46 we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- StartEngine Service Fees
94.5%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,438,374.22, we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- Research & Development
10.0%
We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Marketing
10.0%
We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion

and/or launch of the product. We will also use funds to market the Reg CF campaign.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- Growth/Expansion
  34.5%
  We will use 34.5% of the funds for growth/expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.incredibletinyhomes.com/ (www.https://www.incredibletinyhomes.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/incredibletinyhomes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Incredible Tiny Homes, Inc.

[See attached]

INCREDIBLE TINY HOMES, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Incredible Tiny Homes, Inc.
Newport, Tennessee

Opinion

We have audited the financial statements of Incredible Tiny Homes, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 24, 2024
Los Angeles, California

INCREDIBLE TINY HOMES INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,065,783	$	1,139,168
Inventory		13,289,658		4,428,029
Note Receivable		5,527,146		3,471,083
Prepaids and Other Current Assets		366,424		225,138
Total current assets		**20,249,011**		**9,263,418**
Property and Equipment, net		241,529		185,556
Deferred Tax Asset		56,162		295,609
Total assets	$	**20,546,702**	$	**9,744,583**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	92,658	$	-
Customer Deposits		20,136,730		10,819,634
Other Current Liabilities		266,632		13,341
Total current liabilities		**20,496,020**		**10,832,975**
Total liabilities	$	**20,496,020**	$	**10,832,975**
STOCKHOLDERS' EQUITY				
Common Stock, $0 par, 50,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022	$	-	$	-
Retained earnings/(Accumulated Deficit)		50,682		(1,088,392)
Total stockholders' equity		**50,682**		**(1,088,392)**
Total liabilities and stockholders' equity	$	**20,546,702**	$	**9,744,583**

See accompanying notes to financial statements.

— 4 —

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	16,463,858	$	10,971,947
Cost of Goods Sold		9,469,700		10,023,224
Gross profit		6,994,158		948,723
Operating expenses				
General and Administrative		5,332,704		2,011,813
Sales and Marketing		86,840		72,625
Total operating expenses		5,419,544		2,084,438
Operating Income/(Loss)		1,574,614		(1,135,715)
Interest Expense		(2,456)		(22,467)
Other Income/(Loss)		(13,934)		125,691
Income/(Loss) before provision for income taxes		1,558,224		(1,032,491)
Benefit/(Provision) for income taxes		(419,150)		295,609
Net income/(Net Loss)	$	1,139,074	$	(736,882)

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount		
Balance—December 31, 2021	-	$ -	$ (351,510)	$ (351,510)
Net income/(loss)			(736,882)	(736,882)
Balance—December 31, 2022	-	$ -	$ (1,088,392)	$ (1,088,392)
Net income/(loss)	-	-	1,139,074	1,139,074
Balance—December 31, 2023	-	$ -	$ 50,682	$ 50,682

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.
STATEMENTS OF CASH FLOWS

As of December 31, (USD $ in Dollars)	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 1,139,074	$ (736,882)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation Expense	44,806	30,472
Provision / (Benefit) for Income Tax	239,447	(295,609)
Changes in operating assets and liabilities:		
Inventory	(8,861,629)	(823,989)
Prepaids and Other Current Assets	(141,286)	(17,737)
Note Receivable	(2,056,063)	(1,413,778)
Accounts Payable	92,658	-
Customer Deposits	9,317,096	4,177,960
Other Current Liabilities	253,291	(63,701)
Net cash provided/(used) by operating activities	**27,394**	**856,736**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(100,780)	(171,125)
Net cash used in investing activities	**(100,780)**	**(171,125)**
CASH FLOW FROM FINANCING ACTIVITIES		
Net cash provided/(used) by financing activities	**-**	**-**
Change in Cash & Cash Equivalents	(73,385)	685,611
Cash—Beginning of the Year	1,139,168	453,557
Cash—End of the Year	**$ 1,065,783**	**$ 1,139,168**
Non Cash Investing and Financing Activities		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,456	$ 22,467

See accompanying notes to financial statements.

INCREDIBLE TINY HOMES INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

1. NATURE OF OPERATIONS

Incredible Tiny Homes Inc. was incorporated on March 16, 2016, in the state of Michigan. The financial statements of Incredible Tiny Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newport, Tennessee.

Incredible Tiny Homes is a company that builds tiny houses on wheels (trailers). The Company manufactures homes on an assembly line inside a controlled environment. These homes are made of recycled door panels that are designed to withstand structural standards. Other models are built conventionally out of wood like regular home construction. These homes are built in partnership with an Amish community that the Company trained. The Company has the capacity to build up to five hundred homes on top of manufacturing homes in a year. The Company also develops land for these homes to be located. Land development activities are carried out under the brand name Incredible Properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $463,160 and $759,032, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw material and finished goods which are determined using a FIFO (first-in-first-out) method.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	7 years
Machinery & Equipment	7 years
Warehouse	7 years
Leasehold Improvements	Lower of lease term or 7 years
Vehicles	7 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from the sale of its tiny houses.

Cost of sales

Costs of goods sold include the cost of material, construction, and labor costs.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $86,840 and $72,625, which is included in sales and marketing expenses

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2024, which is the date the financial statements were available to be issued.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2023		2022
Work in Progress	$	12,902,146	$	4,428,029
Raw Materials		374,191		-
Finished Goods		13,321		-
Total Inventory	$	**13,289,658**	$	**4,428,029**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following:

As of Year Ended December 31,		2023		2022
Employee Advances		210,758		170,138
Receivable from Incredible Hauling		55,666		-
Prefunded Direct Deposit		100,000		55,000
Total Prepaids and Other Current Assets	$	**366,424**	$	**225,138**

The company has established a promissory note agreement with Amish Home Builders, Incredible Properties LLC and the majority shareholder, Mr. Randolph Jones. While no specific maturity date has been defined, the note becomes due upon the Company's request. The Note Receivable comprises the following:

As of Year Ended December 31,		2023		2022
Amish Home Builders		44,087		44,088
Randolph Jones - the founder		98,023		66,500
Incredible Properties LLC		5,385,036		3,360,495
Total Note Receivable	$	**5,527,146**	$	**3,471,083**

Other current liabilities comprise the following:

As of Year Ended December 31,		2023		2022
Payroll Liabilities		80,750		-
Tax Payable		4,299		4,251
Accrued Tax Expense		179,680		-
Other Current Liabilities		1,903		9,091
Total Other Current Liabilities	$	**266,632**	$	**13,342**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Furniture & Fixtures	$ 20,899	$ 20,899
Machinery & Equipment	135,543	76,901
Warehouse	111,240	111,241
Leasehold Improvements	6,200	-
Vehicles	95,823	59,884
Property and Equipment, at Cost	**369,705**	**268,925**
Accumulated depreciation	(128,176)	(83,370)
Property and Equipment, Net	**$ 241,529**	**$ 185,556**

Depreciation expenses for property and equipment for the years ended December 31, 2023, and 2022 amount to $44,806 and $30,472 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000 shares of Common Stock at no par value. As of December 31, 2023, and December 31, 2022, no shares have been issued and are outstanding.

7. RELATED PARTY TRANSACTIONS

On December 31, 2022, the Company lent Mr. Randolph Jones, the founder of the Company, through a promissory note agreement, a sum amounting to $66,500. Subsequently, in 2023, an additional $31,524 was disbursed to Randolph Jones. Notably, the note is non-interest bearing, and the entire amount is payable upon the Company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note receivable is $98,023 and $66,500, respectively.

On December 31, 2022, the Company initiated a promissory note agreement with Incredible Properties LLC, a related party through common ownership, amounting to $3,360,495. Subsequently, in 2023, an additional $2,024,541 was disbursed to Incredible Properties LLC. Notably, the note bears an interest rate at applicable federal rate, and the entire amount is payable upon the company's request. The complete sum is categorized under the Note Receivable account within the current assets in the balance sheet. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note receivable is $5,385,036 and 3,360,495, respectively.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

	December 31, 2023	December 31, 2022
Current:		
Federal, state, and local	$ 179,681	$ -
Total Current Tax Expense/(Benefit)	$ 179,681	$ -
Deferred:		
Federal, state, and local	$ 239,446	$ (295,609)
Total Deferred Tax Expense/(Benefit)	$ 239,446	$ (295,609)
Net Tax Expense/ (Benefit)	$ **419,127**	$ **(295,609)**

Components of deferred tax asset and liabilities as of December 31, 2023, and 2022 are as follows:

	December 31, 2023	December 31, 2022
Deferred Tax Asset:		
NOL & Tax Credit Carry Forward	$ 59,862	$ 299,308
Deferred Tax Asset	$ **59,862**	$ **299,308**
Deferred Tax Liability:		
Others	$ -	$ -
Deferred Tax Liability:	$ -	$ -
Net Deferred Tax Asset	$ **59,862**	$ **299,308**

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 24, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF INCREDIBLE TINY HOMES

Choose Tiny, Live Free

At Incredible Tiny Homes, our mission is to set a new standard of craftsmanship within the industry, providing bespoke, high-quality, and affordable living solutions. From classic to modern designs, we offer customization while ensuring financial accessibility, making us a leader in the movement for quality, affordable tiny homes.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BESPOKE, HIGH-QUALITY, AND AFFORDABLE LIVING SOLUTIONS

REASONS TO INVEST

 We're driven by a dream of making high-quality, affordable living a reality. Fueled by our passion for elevated craftsmanship, we specialize in creating bespoke, top-tier tiny homes that prioritize comfort and affordability.

 The tiny home industry is on the rise, addressing the high cost of living and growing demand for affordable housing. Market research projects a $6.9B industry by 2029.*

expand into 5 Tennessee locations and beyond.**

Market projections are based on third-party market research and are subject to various assumptions, including market trends, economic conditions, and other factors beyond our control. This statement is for informational purposes only and does not constitute a guarantee or assurance of future industry performance. Past performance or forecasts are not indicative of future results.

**Expansion into new locations may be subject to various risks and uncertainties, including market conditions, regulatory approvals, and operational challenges. Prospective investors are encouraged to review all risk factors detailed in our offering materials and consult with a financial advisor before making any investment decisions.*

TEAM



Randy Jones • Chief Executive Officer, Principal Accounting Officer, Board Member

Randy is from blue-collar roots, parents from the south that traveled north for work, created a " Don't Quit, it's up to you to make things happen" attitude. He has since taught high school, been a licensed contractor of 30 years, built a log cabin resort from the ground up, started a company by using scrap wood materials and built 1 tiny home that now has turned into 500 plus tiny homes a year and has gotten the attention of one of the largest home improvement stores in the nation to sell his tiny homes.

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THE PITCH

Affordable and Cozy Housing for All




AFFORDABLE AND COZY HOUSING FOR ALL

Empowering customers to "Choose tiny, live free" by offering bespoke, high-quality homes starting at $18K.






Get Equity
$5.18 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$561,624.66

MIN INVEST ⓘ
$497.28

VALUATION
$104.2M

Incredible Tiny Homes was founded in 2014 by Randy Jones in Morristown, Tennessee, with a mission to provide affordable, cozy housing for everyone. We are passionate about setting a higher standard of craftsmanship in the tiny home industry, and we take pride in our bespoke, high-quality creations. Our range of homes spans from classic to modern designs, offering full customization to meet individual preferences. In addition to building, we offer financing and comprehensive educational support, all in pursuit of making quality tiny living accessible and affordable.

THE PROBLEM & OUR SOLUTION

A Tiny (Incredible) Solution



WE BELIEVE HOUSING IS A BASIC
NECESSITY, YET IT FREQUENTLY
IMPRISONS PEOPLE IN
FINANCIAL STRAIN.

Incredible Tiny Homes tackles a fundamental housing challenge: the high cost of living that often limits our choices. Housing is a basic necessity, yet it frequently imposes financial strain. Our mission is to make tiny homes a symbol of affordability without sacrificing quality and comfort. We empower customers to "Choose Tiny, Live Free" by offering tiny homes at affordable prices to suit all budgets. With flexible DIY or turn-key options, we cater to a variety of preferences.

OF CRAFTSMANSHIP



Our approach combines efficient manufacturing processes and strategic relationships with off-site subcontractors





labor forces, ensuring our homes
are attainable for more people

Our approach blends efficient manufacturing with strategic relationships with off-site subcontractors, allowing us to deliver quality homes quickly. These relationships create motivated labor forces, making our homes more accessible. We believe our transparent YouTube presence and commitment to resisting greed in the industry demonstrate our dedication to providing a genuine solution to the housing crisis.

THE MARKET & OUR TRACTION
From Dream to Reality

The rising demand for tiny homes is fueled by factors such as the soaring cost of living, a growing young professional population, an aging demographic, and increasing interest in affordable housing. According to a report by Data Bridge Market Research, the global tiny homes market is projected to reach $6.9 billion by 2029, with a 3.5% CAGR[1].*

Market projections are based on third-party market research and are subject to various assumptions, including market trends, economic conditions, and other factors beyond our control. This statement is for informational purposes only and does not constitute a guarantee or assurance of future industry performance. Past performance or forecasts are not indicative of future results.



$6.9 BILLION

The projected global tiny homes market by 2029, with a 3.5% CAGR

OUR MILESTONES

204K
Followers on Youtube

4
Tiny home communities opened

4.4
Average Google review rating

With over a century of combined experience, our leadership team brings exceptional craftsmanship and invaluable business expertise. We believe YouTube channel has been a huge success, surpassing 200,000 subscribers and solidifying our brand's popularity. We've opened 4 tiny home communities and have received an average Google review rating of 4.4 stars.

With 10 years in the industry, our consultative approach is enhanced by the expertise of Todd Quatro Engineering. We have prior experience with business exits, such as Brothers Cove, and have earned an award for reaching 100K subscribers.



"I am so grateful for ITH because they created for me my dream of living in the mountains, in a cute tiny home, living a simple yet full life filled with joy.

Thank you, ITH!"

Sincerely and with gratitude,
Patricia Bonnell



"Incredible Tiny Homes offers quality homes at affordable prices, just as they promise.

I would hands down recommend this company to friends, and even complete strangers with confidence."

Sincerely,
Pennie Griffin

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

why invest

Invest in Homes that Revolutionize the Way We Live



Investing in Incredible Tiny Homes means becoming part of an essential movement to help reshape the future of affordable housing—a mission fueled by boundless enthusiasm and an unwavering commitment to crafting beautiful homes at prices well below market standards. We have seen this market has been steadily expanding, fueled by the desire for a simpler, more minimalist lifestyle, rising cost of living, and a commitment to environmental sustainability. As the impending storm of housing costs looms, we've charted a course to stay ahead of it, focusing on affordability, transparency, and developing plans and procedures to grow with this demand.

Explore More Investment Opportunities on StartEngine!

Looking for more investment options in the manufacturing space? Click **here** to view all available offerings on StartEngine and get involved today.

850 Industrial Rd
Newport, TN 37821

View Site

At Incredible Tiny Homes, our mission is to set a new standard of craftsmanship within the industry, providing bespoke, high-quality, and affordable living solutions. From classic to modern designs, we offer customization while ensuring financial accessibility, making us a leader in the movement for quality, affordable tiny homes.

TERMS
Incredible Tiny Homes

Overview

PRICE PER SHARE	VALUATION
$5.18	**$104.2M**

DEADLINE ⓘ	FUNDING GOAL ⓘ
Mar. 4, 2025 at 11:59 PM UTC	**$7.5k - $4.44M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$497.28	**Equity**

MAX INVESTMENT ⓘ	SHARES OFFERED
$4,438,374.22	**Common Stock**

MIN NUMBER OF SHARES OFFERED
1,447

MAX NUMBER OF SHARES OFFERED
856,829

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$20,546,702	$9,744,583
Cash & Cash Equivalents	$1,065,783	$1,139,168
Accounts Receivable	$5,527,146	$3,471,083
Short-Term Debt	$20,496,020	$10,832,975
Long-Term Debt	$0	$0
Revenue & Sales	$16,463,858	$10,971,947
Costs of Goods Sold	$9,469,700	$10,023,224
Taxes Paid	$419,150	-$295,609
Net Income	$1,139,074	-$736,882

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo/Time Investor Perk

Early Bronze: Invest $497+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver: Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Platinum: Invest $2,500+ within the first two weeks and receive 6% bonus shares

Early Gold: Invest $5,000+ within the first two weeks and receive 7% bonus shares with a shoutout on our YouTube channel

Early Diamond: Invest $10,000+ within the first two weeks and receive 8% bonus shares with a shoutout on our YouTube channel. We will include eight to ten shoutouts per video.

Volume-Based Perks

Tier 1 — Invest $5,000+ and receive 3% bonus shares

Tier 2 — Invest $10,000+ and receive 5% bonus shares

Tier 3 — Invest $25,000+ and receive 6% bonus shares + a shoutout on one of our YouTube videos

Tier 4 — Invest $50,000+ and 10% bonus shares + a shoutout on one of our YouTube videos

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% Venture Club Bonus

Incredible Tiny Homes, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.18 / share, you will receive 110 shares of Common Stock meaning you'll own 110 shares for $518. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.
Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative
purposes.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are









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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The dream of affordable housing starts right here. A place to grow, to love, to own. Owning your own home.

Calling something yours means more than it ever did, and yet it's harder than it ever was. The average home price has increased from $98,000 to over $500,000 in the last four years, while the median household income has not kept pace. Incredible Tiny Homes was not started out of abundance, but out of a necessity of passion, a passion to provide peace, health, a home. And then my dream was I want to build my house. Last time that I shoe, we told you 10 years ago, I struck a deal with the salvage yard, securing materials for free, and got to work building my first tiny home. I'm gonna show you a 16 foot American freedom model house.

Two weeks later, I sold it and we've kept building ever since. Now, we've earned more than 47 million in sales from buiding small, yet spacious, affordable homes that can be purchased for just $18,000. Or if you want something more luxurious, we have plenty of models to offer, and the sky's the limit. Each home is an astonishing high quality living space that can be placed anywhere.

Our starting units are built with recycled materials, which help to keep our prices low and true. Expert craftsmanship is why the finished product is always so impressive. The larger models have severals rooms and ingenious space saving features that turn 400 quart feet into a luxury lofted residence.

Well, we don't just build homes. We build communities too. In 2019, we opened our first exclusive Incredible Tiny Homes community in Tennessee. ITH buyers rent a lot from us, complete with a backyard, which enables them to live side by side, enjoy weekend barbecues and get a ton of fun out of life.

I love my tiny home. Every day I wake up from, I'm just kind of in awe of my little house.

I love having friends around. I've made some wonderful friends here. It's just a simpler, freer lifestyle, livin gin a tiny home.

The first community sold out and we've since opened three more. Now we've purchased land in Tennessee and Nevada, so we believ we're ready to expand across the United States. Last year, we had our biggest year yet generating over 15 million in sales.

We think we've built an incredible team to build and sell those surprisingly spacious properties, and our team is in it for the long haul.

Like our master carpenter, Tom, who's been here since the beginning, or Amanda, who manages the day to day and has helped us grow our YouTube channel to over 200,000 subscribers. I started with one pair of hands. Now I've got dozens, but we'll need a few more than that before it's all done.

Help us to fuel our mission and invest today. Choose tiny, live free.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.